
07006605

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: February 28, 2010	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46837

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DBS Vickers Securities (USA), Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 Third Avenue, Suite 1201
(No. and Street)

New York, NY 10022

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Annemarie Brown **(212) 826 – 3559**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 17 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square **New York** **NY** **10036**

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 29 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Annemarie Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of DBS Vickers Securities (USA), Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neiiher the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP Controller
Title

Notary Public

HARRIET JONES
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN BRONX COUNTY
NO. 01JO6156668
MY COMMISSION EXPIRES NOV 27, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

DBS Vickers Securities (USA) Inc.

Year ended December 31, 2006
with Report of Independent Registered Public Accounting Firm

DBS Vickers Securities (USA) Inc.

Statement of Financial Condition

Year ended December 31, 2006

Contents



Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
DBS Vickers Securities (USA) Inc.

We have audited the accompanying statement of financial condition of DBS Vickers Securities (USA) Inc. (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DBS Vickers Securities (USA) Inc. at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 22, 2007

DBS Vickers Securities (USA) Inc.

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 1,393,646
Commissions receivable from an affiliate	1,977,646
Securities owned	2,500,000
Furniture, equipment and leasehold improvements—net of accumulated depreciation of $474,576	45,492
Prepaid expenses and other assets	114,883
Total assets	$ 6,031,667
Liabilities and stockholder's equity	
Liabilities:	
Bonus payable	$ 658,345
Accrued expenses and other liabilities	347,961
Total liabilities	1,006,306
Stockholder's equity:	
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	2,684,990
Retained earnings	2,340,361
Total stockholder's equity	5,025,361
Total liabilities and stockholder's equity	$ 6,031,667

The accompanying notes are an integral part of these financial statements.

DBS Vickers Securities (USA) Inc.

Notes to Financial Statements

December 31, 2006

1. Organization

DBS Vickers Securities (USA) Inc. (the "Company") is a Delaware corporation which is wholly-owned by DBS Vickers Securities Holdings PTE Ltd. (the "Parent"), a Singapore based company. The Company is registered with the Securities and Exchange Commission ("SEC"), National Association of Securities Dealers, Inc. ("NASD"), and Ontario Securities Commission as a broker-dealer in securities.

The Company operates as a broker-dealer dealing principally in Pacific Rim and other emerging markets' equity securities and effects securities transactions on behalf of U.S. institutional clients through its foreign broker dealer affiliates on a delivery and/or receipt versus payment basis. The Company's commissions from customers are collected by an affiliate and remitted to the Company monthly. The Company does not hold cash or securities for its institutional customers.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraphs (k)(2)(i) for foreign transactions and (k)(2)(ii) for domestic transactions.

2. Significant Accounting Policies

Cash And Cash Equivalents

The Company considers highly-liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents at major U.S. financial institutions, the balances of which at times may exceed federally insured limits. At December 31, 2006, the Company had a Certificate of Deposit of approximately $127,000 pledged to a third party to collateralize a letter of credit related to a lease deposit.

Securities Owned

Securities owned are valued at market or fair value on a trade date basis. Market value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors, including dealer price quotations. At December 31, 2006, the Company had $2,500,000 in Auction Rate Securities which mature every seven days.

2. Significant Accounting Policies (continued)

Depreciation and Amortization

Furniture and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives of two to four years. Leasehold improvements are amortized using the straight-line method over the lesser of their economic useful lives or the term of the lease.

Revenue Recognition

Securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Transactions in Foreign Currencies

Transactions in foreign currency are translated using daily rates of exchange. Assets and liabilities accounts denominated in foreign currencies at end of year are translated using closing rates.

Income Taxes

The Company records deferred taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. Under SFAS No. 109, a current or deferred tax liability or asset is recognized for the current or deferred tax effects of all events recognized in the financial statements. Those effects are measured based on provisions of current tax law to determine the amount of taxes payable or refundable currently or in future years. The tax effects of earning income or incurring expenses in future years or the future enactment of a change in tax laws or rates are not anticipated in determining deferred tax assets or liabilities.

2. Significant Accounting Policies (continued)

Use of Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments under SFAS No. 107, *Disclosure about Fair Value of Financial Instruments*, approximates the carrying amount reflected on the Statement of Financial Condition. Financial instruments include cash and cash equivalents and securities owned. The fair value of such instruments approximates their carrying value due to their short maturity and pricing terms.

4. Related Party Transactions

Substantially all of the Company's commission income is derived from effecting securities transactions on behalf of customers, primarily United States institutional investors, with its affiliates in the Pacific Rim and other emerging markets. Pursuant to a clearing arrangement with the Parent and its affiliates, the Company's commissions from customers are collected by an affiliate and remitted to the Company monthly. This commissions receivable from customers collected by an affiliate amounted to $512,084 as of December 31, 2006.

The Company also receives commissions from its participation in an affiliate's investment banking activity in relation to its trades made to the Company's customers. Such commissions are allocated by the affiliate based on latest estimates and commissions receivable from this activity amounted to $1,465,562 as of December 31, 2006.

The Company pays commissions expense and other clearing fees to affiliates based on customer trading activity. The Company receives the commissions income from customers after deducting the commission expense owing to the affiliates. As a result, there are no commissions payable to affiliates.

5. Income Taxes

At December 31, 2006, the Company had a net deferred tax asset of approximately $13,000, which is primarily attributable to unrealized foreign exchange losses, depreciation and deferred rent. The Company believes that it is more likely than not that it will realize the benefit related to the deferred tax asset.

The difference between income tax expense and the amount computed at the Federal statutory rate primarily relates to state and local tax expense.

During the year, the Company utilized $90,000 state and local net operating loss carryforwards. As of December 31, 2006, there are no remaining state and local net operating loss carryforwards.

6. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum regulatory net capital. Advances to affiliates, repayments of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum regulatory net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2006, the Company had regulatory net capital of $2,575,081 which is $2,325,081 in excess of the Company's net capital requirement.

7. Commitments and Contingencies

Leases

On March 28, 2001, the Company entered into an operating lease for office space which expires on March 31, 2011. During March 2002, the Company sub-leased a portion of its office space.

7. Commitments and Contingencies (continued)

Future minimum lease payments, sublease rental and net rent commitments as of December 31, 2006 are as follows:

	Operating Commitments	Sublease Rental	Net
2007	$ 385,700	$(23,883)	$ 361,817
2008	385,700	–	385,700
2009	385,700	–	385,700
2010	385,700	–	385,700
2011	96,425	–	96,425
Total	$1,639,225	$(23,883)	$1,615,342

Rent expense for the year ended December 31, 2006 amounted to approximately $220,000.

Regulatory Compliance

The Company is a party to regulatory investigations in the ordinary course of its business. There exists an inherent difficulty in predicting the outcome of such matters, but based on management current knowledge, management believes that the Company is in compliance with the regulatory requirements, and does not expect the outcome of any investigations to have a material adverse effect on its financial position.

8. Customer Transactions

In the normal course of business, the Company effects, as agent, transactions on behalf of customers on a basis of either delivery or receipt versus payment. If these agency transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts. At December 31, 2006, there were no estimated losses due to nonperforming parties. All open transactions at December 31, 2006 settled with no resultant loss being incurred by the Company.


END